

10033155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-35941

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Blackstone Advisory Partners L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis J. Walsh 212-583-5688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Blackstone Advisory Partners L.P.

We have audited the accompanying statement of financial condition of Blackstone Advisory Partners L.P. (the "Partnership") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Partnership at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

Blackstone Advisory Partners L.P.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 61,876,029
Accounts receivable	42,326,352
Prepaid and other assets	1,387,337
Due from affiliates	805,645
Total assets	$106,395,363

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Due to affiliates	$ 14,628,894
Accounts payable and accrued expenses	1,162,879
Deferred revenue	381,478
Total liabilities	16,173,251
Partners' capital:	
General partner	907,222
Limited partner	89,314,890
Total partners' capital	90,222,112
Total liabilities and partners' capital	$106,395,363

See notes to statement of financial condition.

Blackstone Advisory Partners L.P.
Notes to Statement of Financial Condition
December 31, 2009

1. ORGANIZATION

Blackstone Advisory Partners L.P. ("BAP" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in corporate advisory services and corporate restructuring advisory services. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement").

The legal name change for BAP, which was formally known as Blackstone Advisory Services L.P., was made effective on November 4, 2009.

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain Blackstone entities engaged in the financial services business, is the 99% limited partner. Blackstone Advisory Services L.L.C., is the 1% general partner of BAP. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P. The Blackstone Group L.P. ("Blackstone") is the sole general partner of Blackstone Holdings I L.P.

Profits and losses are allocated in accordance with the Partnership Agreement.

Pursuant to an investment subadvisory agreement between BAP and The Blackstone Group International Limited ("BGIL"), an affiliated entity, BGIL provides subadvisory services to BAP regarding primarily (i) analysis and investigation of potential investments in the United Kingdom and Western Europe and (ii) the structuring of the acquisition or disposition of any investment in the United Kingdom and Western Europe.

Pursuant to an investment subadvisory relationship between BAP and The Blackstone Group (HK) Limited ("BGHKL"), an affiliated entity, BGHKL provides subadvisory services to BAP regarding primarily (i) analysis and investigation of potential investments in Asia and (ii) the structuring of the acquisition or disposition of any investment in Asia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could materially differ from the estimates included in the Statement of Financial Condition.

Blackstone Advisory Partners L.P.
Notes to Statement of Financial Condition
December 31, 2009

Fair Value of Financial Instruments

Cash and cash equivalents and receivables and payables are carried at amounts which approximate fair value because of the short term nature of these instruments.

Cash and Cash Equivalents

The Partnership has defined cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of three months or less.

Allowance for Doubtful Accounts

The Partnership performs periodic reviews of outstanding receivables and its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, historical trends and other information. As of December 31, 2009, the Partnership determined that no allowance for doubtful accounts is required.

Deferred Revenue

Deferred revenue represents the receipt of advisory fees prior to such amounts being earned. Revenue is recognized using the straight-line method over the period that it is earned.

Recent Accounting Pronouncements

During 2009, the Partnership adopted guidance on subsequent events. The guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption resulted in additional disclosure regarding subsequent events as presented in Note 9 "Subsequent Events".

During 2009, the Partnership adopted guidance issued by the Financial Accounting Standards Board ("FASB") on the Accounting Standards Codification and the hierarchy of generally accepted accounting principles which established the FASB Standards Accounting Codification ("Codification") as the source of authoritative accounting principles generally accepted in the United States of America ("GAAP") recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the U.S. Securities and Exchange Commission ("SEC") as GAAP and SEC registrants. The Codification supersedes all the existing non-SEC accounting and reporting standards and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. This guidance also replaces the prior guidance regarding the GAAP hierarchy, given that once in effect, the guidance within the Codification will carry the same level of authority. As the guidance is limited to disclosures in the financial statements and the manner in which the Partnership refers to GAAP authoritative literature, adoption did not have a material impact on the Partnership's financial statements.

Blackstone Advisory Partners L.P.
Notes to Statement of Financial Condition
December 31, 2009

3. RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Due from affiliates totaling $805,645 is comprised of amounts due from various affiliated entities for advisory services and reimbursable costs.

Due to affiliates totaling $14,628,894 is primarily comprised of amounts owed to affiliated entities for payments made on behalf of the Partnership of which $5,483,865 is owed by the Partnership to BASP (as described above), $7,578,119 is owed to Blackstone Holdings I L.P and $1,329,971 represents subadvisory fees due to BGHKL.

The Partnership does not charge or pay interest to affiliates on outstanding receivable and payable balances.

4. CONCENTRATION OF RISK

The Partnership invests substantially all excess cash in open-end money market funds and a money market demand account, which are included as cash and cash equivalents. The money market funds invests primarily in a diversified portfolio of short term investments including U.S. Government Agency and fully collateralized bank repurchase agreements, certificates of deposits, commercial paper, and other short-term, highly liquid instruments with a low risk of loss. The money market demand account earns interest based on a short-term index backed by the full faith and credit of JPMorgan Chase Bankcorp. The Partnership continually monitors the funds' performance in order to manage any risk associated with these investments.

5. PARTNERS' CAPITAL

Accrued compensation as well as equity based compensation of $110,916,975 due to individuals who provide services to the Partnership but are members of an affiliated entity have been recorded as capital contributions into the Partnership. The compensation will be funded by or on behalf of the affiliated entities.

During the year ended December 31, 2009, the Partnership distributed partner's capital of $194,000,000.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Partnership's net capital ratio was 0.36 to 1 and its net capital of $44,466,059 was $43,387,842 in excess of the minimum regulatory requirement.

7. DEFINED CONTRIBUTION PLAN

BASP provides a 401(k) plan (the "Plan") for (i) all full-time employees of BASP who have attained age 20 ½ and have been employed by the Partnership and related entities for at least six months; and (ii) all hourly employees who have attained age 20 ½ and have worked more than 1,000 hours. For certain finance and administrative professionals who are participants of the Plan, BASP contributes 2% of such professionals' pretax annual compensation up to a maximum of $1,600. In addition, BASP will contribute 50% of the first 4% of pretax annual compensation contributed by such professional participants with a maximum matching contribution of $1,600.

8. COMMITMENTS AND CONTINGENCIES

Pursuant to a Guarantee Agreement dated March 31, 1994, as amended and expiring on March 2, 2021 (the "Guarantee Agreement"), the Partnership has guaranteed an affiliated entity's letter of credit issued to a third-party lessor. The letter of credit was established to guarantee occupancy rent payments for the affiliated entity's New York City offices in accordance with a master lease agreement that expires on December 31, 2020 (the "Master Lease Agreement"). The Partnership will be required to make payments under the Guarantee Agreement in the event that the affiliated entity is unable to meet its obligations under the Master Lease Agreement. The Partnership's maximum exposure relating to the Guarantee Agreement was approximately $2,366,000 at December 31, 2009. No liability relative to the lease guarantee agreement was recorded because the probability of any payment is remote.

In the normal course of business, the Partnership may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Partnership that could have a material adverse effect on the financial statements of the Partnership at December 31, 2009.

9. SUBSEQUENT EVENTS

There have been no events since the balances sheet date that require recognition or disclosure in the Statement of Financial Condition.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Blackstone Advisory Partners L.P.
345 Park Avenue
New York, New York 10154

In planning and performing our audit of the financial statements of Blackstone Advisory Partners L.P. (the "Partnership") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

To the Partners of
Blackstone Advisory Partners L.P.

345 Park Avenue, 16th Floor
New York, NY 10154

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Blackstone Advisory Partners LP ("the Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Form SIPC-7T. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (checks and bank statements) noting no differences.
2. Compared the total revenue amounts of the Form X-17A-5 for the year ended December 31, 2009, less revenues on the Financial and Operational Combined Uniform Single (FOCUS) for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a difference of $57,874.
3. Compared any adjustments in Form SIPC-7T with supporting schedules and working papers (FOCUS) noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (FOCUS, checks, and bank statements) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been to you.

This is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2010

Blackstone Advisory Partners L.P.
SIPC Fee Worksheet
April 1 - December 31, 2009

SIPC 7T CALCULATION - DECEMBER 31, 2009

2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		237,861,880
2b.	Additions:		
2b(1)	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
2b(2)	Net loss from principal transactions in securities in trading accounts.		
2b(3)	Net loss from principal transactions in securities in commodities in trading accounts.		
2b(4)	Interest and dividend expense deducted in determining item 2a.		
2b(5)	Net loss from management of or participation in the underwriting or distribution of securities.		
2b(6)	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
2b(7)	Net loss from securities in investment accounts.		
	Total additions		-
2c.	Deductions:		
2c(1)	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
2c(2)	Revenues from commodity transactions.		
2c(3)	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
2c(4)	Reimbursements for postage in connection with proxy solicitation.		
2c(5)	Net gain from securities in investment accounts.		
2c(6)	100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
2c(7)	Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
2c(8)	Other revenue not related either directly or indirectly to the securities business.		
2c(9)(i)	Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.		
2c(9)(ii)	40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).		
	Greater of line (i) or (ii)		
	Total deductions		-
2d.	SIPC Net Operating Revenues		237,861,880
2e.	General Assessment @ .0025		594,655

2. A.	General Assessment	594,655
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)	165,772
D.	Assessment balance due or (overpayment)	428,883

Accrual Booked by Entity	428,501
(Over) / Under Accrued	382